UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LION GROUP HOLDING LTD.
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
53620U102
(CUSIP Number)
June 26, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	53620U102

1	Names of Reporting Persons
Shih-Chung Chou
2	Check the appropriate box if a member of a Group (See Instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
6,406,250[1]
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
6,406,250[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,406,250
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.09%[2]
12	Type of Reporting Person (See Instructions)
IN

[1] Consists of (1) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex Zenith Limited and (2) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants held by Complex Zenith Limited. Mr. Shih-Chung Chou, the sole shareholder and sole director of Complex Zenith Limited, may be deemed to beneficially own shares held by Complex Zenith Limited and has sole voting and dispositive control over such securities.

[2] The percentage is calculated based upon 17,399,176 outstanding Ordinary Shares of the Issuer, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares. Each Class B Ordinary Shares is entitled to 10 votes per share.

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SCHEDULE 13G

CUSIP No.	53620U102

1	Names of Reporting Persons
Complex Zenith Limited
2	Check the appropriate box if a member of a Group (See Instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
6,406,250
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
6,406,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,406,250
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.09%[3]
12	Type of Reporting Person (See Instructions)
CO

[3] The percentage is calculated based upon 17,399,176 outstanding Ordinary Shares of the Issuer, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares. Each Class B Ordinary Shares is entitled to 10 votes per share.

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Item 1.

(a)       Name of Issuer:

Lion Group Holding Ltd. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong

Item 2.
(a)	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) Shih-Chung Chou

(2) Complex Zenith Limited (“Complex”)

(b)	Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Shih-Chung Chou is Flat 2, 10/F, One Wanchai Road, Wanchai, Hong Kong.

(2) The principal business address of Complex is Flat 2, 10/F, One Wanchai Road, Wanchai, Hong Kong.

(c)	Citizenship:

(1) Shih-Chung Chou is a citizen of Taiwan, Republic of China.

(2) Complex is a British Virgin Islands company.

(d)	Title and Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Share”)

(e)	CUSIP No.:

53620U102. This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A Ordinary Share.

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4.	Ownership

(1) Shih-Chung Chou

(a)	Amount Beneficially Owned: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants held by Complex.
(b)	Percent of Class: 6.09%[4]
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants held by Complex.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants held by Complex.

(2) Complex

(a)	Amount Beneficially Owned: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants.
(b)	Percent of Class: 6.09%[4]
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 6,406,250 Class A Ordinary Shares of the Issuer, which consist of (i) 1,031,250 American Depositary Shares, representing 1,031,250 Class A Ordinary Shares held by Complex and (ii) 5,375,000 American Depositary Shares, representing 5,375,000 Class A Ordinary Shares underlying warrants.

[4] The percentage is calculated based upon 17,399,176 outstanding Ordinary Shares of the Issuer, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares. Each Class B Ordinary Shares is entitled to 10 votes per share.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020	SHIH-CHUNG CHOU /s/ Shih-Chung Chou
COMPLEX ZENITH LIMITED /s/ Shih-Chung Chou Shih-Chung Chou, Director

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Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the ordinary shares of Lion Group Holding Ltd., a Cayman Islands exempted company, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: June 26, 2020	SHIH-CHUNG CHOU /s/ Shih-Chung Chou
COMPLEX ZENITH LIMITED /s/ Shih-Chung Chou Shih-Chung Chou, Director